FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C Carolus, R Dañino*, J G Hopwood, G Marcus,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakils-Wagner@
            goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS FINALISES EXECUTIVE TEAM
Johannesburg, 4 August 2009: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced the
appointment of three additional members to its Group executive team, reporting to Chief Executive Officer of Gold Fields, Nick
Holland.

•      Peter Turner has been appointed as Executive Vice
        President: Head of the West Africa Region;
•      Juan Luis Kruger ("Juancho") has been appointed as
        Executive Vice President: Head of Operations for South
        America; and
•    Ben Zikmundovsky has been appointed as Executive Vice
        President: Head of International Capital Projects and
        International Technical Services.

Nick Holland said:
"With these three executive appointments the Gold Fields Executive
Team is now complete and the senior leadership in place to progress
Gold Fields’ new regionalization strategy.”

“Peter and Juan Luis will take responsibility for all operational activities in their respective regions, and will work with the Business
Development and Exploration teams to grow production in each of their regions, to achieve our medium-term target of one million ounces of production within four years from each of these regions.”

“Ben will take responsibility for all international growth projects as well as the International Technical Group. This is a key appointment considering the extensive growth pipeline and the number of
advanced stage projects which we hope to bring to account over the next few years.”

Peter Turner, who trained as a Mechanical Engineer, has more than
34 years of experience in the mining industry. He moved to Ghana in
2008 when he was appointed Vice President of Operations and
before that he headed up the Kloof Gold Mine in South Africa. Prior to joining Gold Fields in 2005, he was the General Manager, East and
West Africa Region for AngloGold Ashanti where he spent the

majority of his career. He progressed through the ranks, starting as an Engineering Trainee at Vaal
Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations.

Juancho Kruger, has a Bachelor degree in Business and Finance and a Masters Degree in
Business Administration, and has over fifteen years of broad experience in corporate finance, strategic planning and general management in the mining, consumer goods, airline, telecommunications and financial services industries in South America. Juancho joined Gold Fields in
October 2007 as Senior Vice President and Country Manager for the Peruvian Operations, and lead the start up team at Cerro Corona. As of April 2008, he assumed responsibilities for the South
American region. Prior to joining the company he held senior management positions for LAN Airlines,
Glencore, McKinsey&Co., Telefonica and Procter&Gamble in South America.

Ben Zikmundovsky, originally trained as a Mechanical Engineer, has over 30 years’ experience in the development of companies, operations and projects in the mining, mineral processing, construction and equipment industries on the African continent, in South America, the former Soviet
Union countries, the Middle East and in Europe. Ben started his career in 1973 as a Project Design
Engineer for Roberts Union Corporation (RUC) in South Africa, and has since worked in various capacities ranging from Group Projects Director for Lenning Holdings (JCI-South Africa), Business
Manager for Bechtel Australia and, until recently, as Managing Director Africa for GRD Minproc
Limited.
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable steady state production of approximately 4 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New
York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX).
For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 August 2009

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs